November 12, 2024

Frank Gomez
President
Neuralbase AI Ltd.
Calle 98 No.19 A - 79
AP 410 Localidad De Chapinero
Bogota CU 00000, Colombia

       Re: Neuralbase AI Ltd.
           Amendment No. 3 to Registration Statement on Form 10-12G Filed November 1, 2024
           File No. 000-33325
Dear Frank Gomez:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G Filed November 1, 2024 What is Multidoc.ai, page 4

1. We note your statement that your artificial intelligence platform uses intelligent document processing to automate the extraction, classification, and organization of data from a variety of document types using advanced machine learning and AI technologies. Please clarify whether "machine learning" and "AI technologies" have different definitions. To the extent that they have different definitions and function differently within your platform, please revise to explain the differences.
2. Please clarify whether your platform utilizes third-party artificial intelligence products or internally developed artificial intelligence processes, including whether you intend to utilize open-source technology or license the use of such technology. To the extent you intend to license existing or future technologies or plan to utilize proprietary and/or open-source technology, please also add relevant risk disclosure to address any related risks.
 November 12, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services